FOR IMMEDIATE RELEASE

MacKenzie Capital Management and MacKenzie Realty Capital, Inc. announce a tender offer for Series 250, Series 60, and Series ES OP units of Empire State Realty OP, LP. (NYSE Arca:FISK, NYSE Arca:OGCP, NYSE Arca:ESBA)

Moraga, Calif. (Market Wire)—April 25, 2014-- Certain Purchasers affiliated with MacKenzie Capital Management, LP (which are identified in the tender offer) have announced a tender offer for Series 60 and Series ES OP Units of Empire State Realty OP, LP (NYSE Arca:OGCP and NYSE Arca:ESBA) and MacKenzie Realty Capital, Inc. has announced a tender offer for Series 250 OP Units (NYSE Arca:FISK).  The Purchasers are offering to purchase up to 350,000 Series 250, 650,000 Series 60, and 2,350,000 Series ES OP Units for $13.00 per Share.  All three Series of OP Units are exchangeable for shares of Empire State Realty Trust, Inc. (NYSE:ESRT) on a 1:1 basis on or about October 2, 2014.

Unit holders should read the Offers to Purchase and the related materials carefully because they contain important information. Unitholders may obtain a free copy of the Tender Offer Statements on Schedule TO, the Offers to Purchase, the Letters to Unitholders, the Assignment Forms, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Unitholders also may obtain a copy of these documents, without charge, from our website at http://www.mackenziecapital.com/tenders/ESBA.pdf, http://www.mackenziecapital.com/tenders/FISK.pdf, and http://www.mackenziecapital.com/tenders/OGCP.pdf , or by calling toll free at 800-854-8357.  If you wish to tender your Units, and your Units are held in your brokerage account, you need to instruct your broker to tender your Units.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street, Suite 100
Moraga, California 94556